Exhibit 4.22

ENGLISH SUMMARY OF THE ASSET PURCHASE AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

BY AND BETWEEN

SHAGRIR (1985) LTD.

AND

POINTER (EDEN TELECOM GROUP) LTD.

Dated January 3, 2005

Description: Property: Consideration: Effective Date: Condition of the Property:	Agreement pursuant to which Pointer (Eden Telecom
Group) Ltd. ("Pointer") shall purchase the
Property (as defined below) from Shagrir (1985)
Ltd.

Property (including buildings and fixtures), at
Block 11663, Plot 88, Haifa, Israel (the
"Property").

NIS 1,694,000.

This agreement shall come into effect upon the
consummation of the transaction pursuant to which
Pointer shall purchase certain activities and
assets of Shagrir Towing Services Ltd. and its
subsidiary, Shagrir (1985) Ltd., that is,
February 28, 2005.

The Property shall be purchased by Pointer
"as-is".